Exhibit 99.4

W.D.Von Gonten&Co. Petroleum Engineering	10496 Old Katy Road, Suite 200 Houston, Texas 77043	t: 713.224.6333 www.wdvgco.com

February 20, 2018

Mr. Eric Marsh

Chief Executive Officer Vine Oil & Gas LP.

5800 Granite Parkway, Suite 480

Plano, Texas 75024

Re: Vine Oil & Gas LP. Haynesville and Mid-Bossier Shale Properties Estimate of Reserves and Revenues Acreage Division Case Strip Pricing Case “As of’ January 1, 2018

Dear Mr. Marsh:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Vine Oil & Gas, L.P. (“Vine”) assuming the proposed acreage division (“Acreage Division”) occurs between GeoSouthern Energy Corp. (“GeoSouthern”) and Vine . These properties include producing, non-producing and undeveloped locations located in Red River , DeSoto, Sabine and Natchitoches Parishes, Louisiana. This report excludes effects of commodity derivatives and any unmet midstream commitments by Vine. Our third party evaluation was completed on February 20, 2018. Our conclusions, as of January 1, 2018, are as follows:

	Net to Vine Oil & Gas, LP

Strip Price Case	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved
Reserve Estimates
Gas, MMcf	323,205.2	2,241.2	1,242,923.5	1,568,369.9
Revenues
Gas, S (100) %	874,345,344	6,171,090	3,431,633,920	4,312,150,354

Total, S	874,345,344	6,171,090	3,431,633,920	4,312,150,354
Expenditures
Ad valorem Taxes, $	32,897,368	310,103	46,427,276	79,634,747
Severance Taxes, $	18,299,038	204,844	62,225,452	80,729,334
Fixed Operating Expense, $	237,615,024	2,041,866	587,089,280	826,746,170
Variable Operating Expense, $	19,748,946	142,692	76,880,464	96,772,102
Transportation Expense, $	30,857,012	254,822	137,634,400	168,746,234

Total, $	339,417,388	2,954,327	910,256,872	1,252,628,587
Investments, $		897,229	1,199,335,936	1,200,233,165
Plugging & Abandonment, $	18,370,554	73,125	8,228,196	26,671,875

Total, $	18,370,664	970,364	1,207,664,132	1,226,906,040
Estimated Future Net Revenues (FNR)
Undiscounted FNR, S	516,557,312	2,246,410	1,313,813,248	1,832,616,970
FNR Disc. @ 10%, S	408,849,152	1,417,914	560,522.816	970,789,882
Allocation Percentage by Classification FNR Disc. @ 10%	42.1%	0.1%	57.7%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

W.D.Von Gonten&Co.

Petroleum Engineering

Purpose of Report - The purpose of this report is to provide Vine with an estimate of future reserves and net revenues attributable to interests owned by Vine following the Acreage Division, in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2018.

Scope of Work - W.D. Von Gonten & Co. was engaged by Vine to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed, undeveloped, probable, and possible properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved gas reserves owned by Vine as of January 1, 2018 assuming the Acreage Division. Once the reserves were estimated, future revenues were determined in accordance with Vine provide Henry Hub strip pricing effective January 2, 2018.

Reporting Requirements

Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs, however, this report is not prepared with SEC pricing but instead prepared with strip pricing as indicated under “Product Prices” below.

The estimated Proved reserves herein have been prepared in conformance with all SEC definitions.

The information presented herein represents optional disclosure pursuant to Item 1202(b) of Regulation S-K.

Projections - The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2018 through December 31, 2018.

Property Discussion

Assuming the Acreage Division, Vine would own and operate an approximate 85% working interest in 272 Proved Developed Producing (“PDP”) wells, an approximate 24% working interest in 30 PDP wells that GeoSouthern operates, and an approximate mean working interest of 9% in 40 PDP wells operated by miscellaneous other 3rd party companies. Vine would also own royalty and mineral interests in 136 wells operated by GeoSouthern and other 3rd party companies. All wells are located in Red River, De Soto, Sabine, and Natchitoches Parishes, Louisiana. The PDP wells are producing from the Haynesville and Mid-Bossier shale formations.

Reserve Estimates

Producing Properties - Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.

Undeveloped Properties - The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.

Vine Oil & Gas, L.P. - 01.01.18 Strip Pricing 3P Acreage Division Case Reserves Report, February 20, 2018 - Page 2

W.D.Von Gonten&Co.

Petroleum Engineering

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

At the request of Vine, all revenue estimates represented herein are based on a Vine provided Henry Hub strip pricing beginning January of 2018. The following table summarizes the prices utilized in the generation of this report:

Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/ Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu
01/2018	2.74	09/2020	2.74	05/2023	2.77	01/2026	3 .30	09/2028	3.11
02/2018	2.95	10/2020	2.77	06/2023	2.79	02/2026	3 .27	10/2028	3.16
03/2018	2.91	11/2020	2.83	07/2023	2.82	03/2026	3 .21	11/2028	3 .24
04/2018	2.75	12/2020	2.98	08/2023	2.84	04/2026	2.91	12/2028	3 .39
05/2018	2.74	01/2021	3.09	09/2023	2.84	05/2026	2.89	01/2029	3 .52
06/2018	2.77	02/2021	3. 06	10/2023	2.87	06/2026	2.92	02/2029	3.49
07/2018	2.80	03/2021	3.01	11/2023	2.94	07/2026	2.95	03/2029	3.42
08/2018	2.81	04/2021	2.72	12/2023	3 .09	08/2026	2.98	04/2029	3.08
09/2018	2.79	05/2021	2.70	01/2024	3.21	09/2026	2.99	05/2029	3.06
10/2018	2.81	06/2021	2.72	02/2024	3.18	10/2026	3.03	06/2029	3.09
11/2018	2.87	07/2021	2.75	03/2024	3 .12	11/2026	3 .10	07/2029	3.13
12/2018	3.00	08/2021	2.76	04/2024	2.82	12/2026	3 .26	08/2029	3 .17
01/2019	3.08	09/2021	2.76	05/2024	2.80	01/2027	3 .38	09/2029	3 .19
02/2019	3 .06	10/2021	2.79	06/2024	2.83	02/2027	3 .35	10/2029	3.24
03/2019	3 .00	11/2021	2.86	07/2024	2.86	03/2027	3.28	11/2029	3 .31
04/2019	2.69	12/2021	3 .00	08/2024	2.88	04/2027	2.96	12/2029	3.47
05/2019	2.67	01/2022	3.11	09/2024	2.88	05/2027	2.94	Thereafter	3.35
06/2019	2.69	02/2022	3. 09	10/2024	2 .91	06/2027	2.97
07/2019	2.72	03/2022	3.03	11/2024	2.99	07/2027	3 .00
08/2019	2.72	04/2022	2.75	12/2024	3 .14	08/2027	3.03
09/2019	2.70	05/2022	2.73	01/2025	3 .25	09/2027	3 .04
10/2019	2.73	06/2022	2.76	02/2025	3 . 22	10/2027	3 .08
11/2019	2.78	07/2022	2.78	03/2025	3.16	11/2027	3.15
12/2019	2.92	08/2022	2.80	04/2025	2.86	12/2027	3 .30
01/2020	3.02	09/2022	2.80	05/2025	2.84	01/2028	3.43
02/2020	3.00	10/2022	2.83	06/2025	2.87	02/2028	3 .40
03/2020	2.95	11/2022	2.90	07/2025	2.90	03/2028	3 .34
04/2020	2.68	12/2022	3 .05	08/2025	2.93	04/2028	3 .01
05/2020	2.67	01/2023	3 .16	09/2025	2.93	05/2028	2.99
06/2020	2.69	02/2023	3 .14	10/2025	2.96	06/2028	3.02
07/2020	2.72	03/2023	3 .08	11/2025	3 .04	07/2028	3 .06
08/2020	2.74	04/2023	2.79	12/2025	3 .19	08/2028	3 .10

A commodity pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the point of sale. The differential from Henry Hub strip pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Vine provided a wellhead gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used Henry Hub strip pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average benchmark gas price, weighted by the production volumes forecast over the remaining lives of the properties, is $2.97/MMBtu. The average realized price weighted by the production volumes forecast over the remaining lives of the properties after adjustments for location and quality differentials such as transportation and BTU content for the reserves included in this report as part of the primary economic assumptions is $2.75/Mcf.

Vine Oil & Gas, L.P. - 01.01.18 Strip Pricing 3P Acreage Division Case Reserves Report, February 20, 2018 - Page 3

W.D.Von Gonten&Co.

Petroleum Engineering

Operating Expenses and Capital Cost

Monthly operating expenses for wells operated by Vine and other 3rd party companies (including GeoSouthern) were provided by Vine. Vine provided W.D. Von Gonten & Co. Vine operated, non-operated, and a blend of both, with 12 months (November 2016-0ctober 2017) of historical fixed and variable operating expense data. W.D Von Gonten & Co. then applied Vine’s recommended blended fixed and variable operating costs to each individual property.

Capital costs associated with the drilling and completion of future undeveloped locations were provided by Vine. Support data including drilling, completion, and facility costs, as well as current completion designs rendered applicable for future development wells, were provided by Vine for wells spud from October of 2016 through June of 2017. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators, including GeoSouthern.

All operating expenses and capital costs were held flat for the life of the properties.

Other Considerations

Abandonment Costs - The costs necessary for abandonment of certain properties were provided by Vine. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.

Additional Costs - Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.

Data Sources - Data furnished by Vine included basic well information including daily gas, water, and flowing pressure data, future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and the majority of development locations for Haynesville and Mid-Bossier wells were identified by either Vine or GeoSouthern. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context - We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2018 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserves and revenue estimates produced in this report.

Vine Oil & Gas, L.P. - 01.01.18 Strip Pricing 3P Acreage Division Case Reserves Report, February 20, 2018 - Page 4

W.D.Von Gonten&Co.

Petroleum Engineering

Thank you for the opportunity to assist Vine with this report.

Respectfully Submitted, /s/ William D. Von Gonten, Jr., P.E. William D. Von Gonten, Jr., P.E. TX# 73244 /s/ John M. Parker John M. Parker

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